August 8, 2014

BY EDGAR AND FEDERAL EXPRESS

Mr. Mark P. Shuman
Branch Chief—Legal
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  AudioEye, Inc.
  Registration Statement on Form S-1
  Filed July 30, 2014
  File No. 333-197727

Dear Mr. Shuman:

        By letter dated August 6, 2014, 2014, the staff (the "Staff") of the Securities and Exchange Commission ("SEC") provided AudioEye, Inc. (the "Company") with comments to the Company's Registration Statement on Form S-1 filed on July 30, 2014 ("Registration Statement"). This letter contains the Company's responses to the Staff's comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff's comment letter.

        Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 1 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff's comments (the "Amendment"). A copy of the amended registration statement marked to show changes is enclosed for your convenience.

Cover Page

1.
Please disclose your concurrent registered, resale offering, including the number of the resale shares currently being offered under a different prospectus.

  COMPANY RESPONSE

        The Company has provided additional disclosure on the cover page of the prospectus setting forth the number of resale shares currently being offered under Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on December 27, 2013 as amended on February 4, 2014 (Registration No. 333-193109).

Selling Stockholders, page 39

2.
You disclose elsewhere in your prospectus that the shares you are registering were sold to three accredited investors. In addition, warrants to purchase 168,000 shares that you are also registering for resale were sold to a placement agent. The selling stockholder table on page 40 includes six shareholders with no descriptive information concerning relationships among them. Please expand to explain how the holders acquired their shares.

  COMPANY RESPONSE

        The Company has provided additional disclosure in the footnotes on page 39 of the Amendment describing the relationship between the selling shareholders.

Exhibit 5.1

3.
Please remove the limitation on reliance that appears in the fourth paragraph of your opinion. Refer to section II.B.3.d. of Staff Legal Bulletin No. 19 (October 14, 2011).

  COMPANY RESPONSE

        A revised opinion removing the fourth paragraph and reference to the limitation on reliance has been filed with the Amendment as Exhibit 5.1.

*        *        *

        Apart from the foregoing responses to the Staff's comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 1.

        Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,
David L. Ficksman